FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  Janaury, 2008

Commission File Number 0-22617

MINCO GOLD CORPORATION

(Formerly “Minco Mining & Metals Corporation”)

(Registrant's name)

1055 West Georgia Street, Suite 2772

Vancouver, British Columbia, Canada  V6E 3R5

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

1.

January 15, 2008

The Registrant announced the appointment of Malcolm Clay as a director and Chair of the Audit Committee.  The Registrant also announced the resignation of Mr. James Carter as a director and former Chair of the Audit Committee and the appointment of Sharon Howatt as Corporate Secretary of the Company.

The Registrant also announced the sale of 1,000,000 common shares of Minco Silver Corporation at a price of C$3.25 per share for gross proceeds of C$3.25 million.  The securities were sold privately and the funds will be used for general working capital and to advance Minco Gold’s projects.

2.

Exhibits

2.1

News Release dated January 15, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO GOLD CORPORATION

(Registrant)

/s/Garnet Clark

Date:  January 16, 2008

Garnet Clark

Chief Financial Officer

Exhibit 2.1

TSX: MMM AMEX: MGH FSE: MI5
For Immediate Release	January 15, 2008

NEWS RELEASE

MINCO GOLD APPOINTS NEW DIRECTOR AND NEW CORPORATE SECRETARY

Minco Gold Corporation (the "Company" or "Minco Gold") (TSX:MMM/AMEX:MGH/FSE:MI5) is pleased to announce the appointment of Mr. Malcolm F. Clay to the Board of Directors and Chair of the Audit Committee, subject to regulatory approval.  Mr. Clay is a Chartered Accountant (FCA) and was a partner of KPMG and its predecessor firms for 27 years, retiring in 2002.  As a public accountant, he served as lead audit or concurring partner for public companies listed on AMEX, NYSE, and Canadian Stock Exchanges.  He was the Partner-in-Charge of the KPMG Vancouver Audit practice for ten years.  In 1997 he was elected as the non-executive Chairman of KPMG Canada. During his career he acted as an accountant and advisor for numerous private companies and is currently the Chairman of the Audit committee for four Venture Exchange listed companies.

The Company also acknowledges the resignation of Mr. James M. Carter as Director and Chair of the Audit Committee, and thanks him for his valuable contributions.

Minco Gold would also like to announce the appointment of Mrs. Sharon L. Howatt as the Company’s Corporate Secretary.  Mrs. Howatt has over 21 years experience relating to management of public and private companies in Canada and the U.S.  She has extensive experience in managing compliance and communications for public listed companies listed on the TSX, TSX Venture Exchange and the US Exchanges as well as maintaining corporate records, and the preparation of securities, corporate and commercial documents.  She has also worked as a corporate/securities legal assistant for a variety of law firms throughout her career.

Additionally, the Company would like to announce the sale of 1,000,000 common shares of Minco Silver Corporation at a price of C$3.25 per share for gross proceeds of C$3.25 million.  The securities were sold privately and the funds will be used for general working capital and to advance Minco Gold’s projects.

About Minco Gold

Minco Gold Corporation (TSX:MMM/AMEX:MGH/FSE:MI5) (formerly “Minco Mining & Metals Corporation”) is a Canadian mining company involved in the direct acquisition and development of high-grade, advanced stage gold properties in China. The Company owns an exploration property portfolio covering more than 1,500 square kilometres of mineral rights in China including the past producing Gold Bull Mountain mine. For more information on Minco and its properties, please visit the website at www.mincomining.ca or contact Ute Koessler at 1-888-288-8288 or (604)-688-8002 info@mincomining.ca.

ON BEHALF OF THE BOARD

“Dr. Ken Z. Cai”

Chairman & CEO

The TSX has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Minco Gold’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.  Forward Looking Statements: Statements in this news are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including  risks related to the exploration stage of the company’s projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices; the possibility that Minco Gold Corporation may change its plans with respect to one or more properties; and other risks and uncertainties described in the company’s annual report on Form 20-F and Reports on Form 6-K filed with or furnished to the U.S. Securities and Exchange Commission. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.